Onyx Pharmaceuticals, Inc. 2100 Powell Street Emeryville, California 94608	Tel 510.597.6500 Fax 510.597.6600 www.onyx-pharm.com
*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Onyx
Pharmaceuticals, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2009 and Definitive Proxy
Statement filed April 9, 2010
(File No. 000-28298)
September 14, 2010
VIA EDGAR
Securities and Exchange Commission
Attention:  Jim B. Rosenberg
Joel Parker
Vanessa Robertson
Suzanne Hayes
Karen Ubell
100 F Street, N.E.
Washington, D.C. 20549
Re:	Onyx Pharmaceuticals, Inc. (“Onyx”) Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 23, 2010 Definitive Proxy Statement filed April 9, 2010 File No. 000-28298
Ladies and Gentlemen:
     We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 17, 2010 with respect to Onyx’s Form 10-K for fiscal year ended December 31, 2009 (the “2009 Form 10-K”) and Definitive Proxy Statement filed April 9, 2010 (the “2010 Proxy”). The numbering of the paragraphs below corresponds to the numbering of your comment letter, the text of which we have incorporated into this response letter for convenience.

[*]     Certain Confidential Information Contained in this Document, marked by Brackets, has been Omitted and Filed Separately with the Commission Pursuant to 17 CFR §200.83
Changing the way cancer is treated

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Onyx
Pharmaceuticals, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2009 and Definitive Proxy
Statement filed April 9, 2010
(File No. 000-28298)
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1. Business
Collaboration, Licensing, Option Agreements, page 10
1.	We note your response to comment 2. The confidential treatment order issued on February 19, 2008 was granted pursuant to a process by which we grant the confidential treatment request without a review of the merits of the request. We granted the confidential treatment request but retained the right to revisit the request. We consider royalty rates and potential milestone payments to be material. We often grant confidential treatment to these terms but require that the aggregate potential milestone payments and a royalty range be disclosed. Therefore, our comment is reissued in part. Please expand your proposed disclosure to include the aggregate amount of all potential milestone payments and the royalty rates payable under the agreement, noting that for the royalty rate you may provide a reasonable range within which the royalty rate falls, for example “single digits,” “high-teens,” “mid-twenties,” etc.
Onyx acknowledges the Staff’s comment, and will undertake in its Form 10-K for fiscal year ended December 31, 2010 (the “2010 Form 10-K”) to include substantially the following disclosure in the section entitled “Collaboration Agreement with Pfizer” (or the successor to this section):
“The May 1995 collaboration agreement with Pfizer will remain in effect until the expiration of all licenses granted pursuant to the agreement. Either party may terminate the agreement for the uncured material breach of the other party. Under this agreement, remaining additional potential milestones payable by Pfizer to Onyx are, in aggregate, up to approximately $15.5 million and royalty payments will be based on a single digit percentage of net sales, if any.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Estimates and Judgments
Business Combinations, page 45
2.	Please refer to your response to comment five and your revised disclosures. Please revise your proposed disclosure to include the fact that the inputs related to the time needed to complete the development and approval of product candidates are highly

[*]      Certain Confidential Information Contained in this Document, marked by Brackets, has been Omitted and Filed Separately with the Commission Pursuant to 17 CFR §200.83
Changing the way cancer is treated

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Onyx
Pharmaceuticals, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2009 and Definitive Proxy
Statement filed April 9, 2010
(File No. 000-28298)
judgmental as they are not readily determinable because the drug development process can be unpredictable.
Onyx acknowledges the Staff’s comment and will also include the information requested by the Staff in its revised disclosure. The disclosure in its entirety is presented below; to assist the Staff in identifying Onyx’s supplement to the original disclosure presented in the 2009 Form 10-K, added text is bolded and italicized:
“Critical Accounting Policies and the Use of Estimates
Business Combinations: We accounted for the acquisition of Proteolix in accordance with ASC Topic 805, formerly known as SFAS 141R, “Business Combinations.” ASC Topic 805 establishes principles and requirements for recognizing and measuring the total consideration transferred to and the assets acquired and liabilities assumed in the acquired target in a business combination. The consideration paid to acquire Proteolix is required to be measured at fair value and included cash consideration and contingent consideration, which are earnout payments that will be paid upon the receipt of certain regulatory approvals and the satisfaction of other milestones. After the total consideration transferred was calculated by determining the fair value of the contingent consideration plus the cash consideration, we assigned the purchase price of Proteolix to the fair value assets acquired and liabilities assumed. This resulted in recognition of intangible assets related to in-process research and development (IPR&D) projects and goodwill. The determination and allocation of the consideration transferred requires management to make significant estimates and assumptions, especially at the acquisition date with respect to the fair value of the contingent consideration and intangible assets acquired. We believe the fair values assigned to our liability for contingent consideration and acquired intangible assets are based on reasonable estimates and assumptions given the available facts and circumstances as of the acquisition dates. Discounted cash flow models are used in valuing these assets and liabilities, and these models require the use of significant estimates and assumptions including but not limited to:
•	estimated cash flows projected from the success of unapproved product candidates;

[*]      Certain Confidential Information Contained in this Document, marked by Brackets, has been Omitted and Filed Separately with the Commission Pursuant to 17 CFR §200.83
Changing the way cancer is treated

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Onyx
Pharmaceuticals, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2009 and Definitive Proxy
Statement filed April 9, 2010
(File No. 000-28298)
•	the probability of technical and regulatory success for unapproved product candidates considering their stages of development;

•	the time and resources needed to complete the development and approval of product candidates;

•	the life of the potential commercialized products and associated risks, including the inherent difficulties and uncertainties in developing a product candidate such as obtaining FDA and other regulatory approvals; and

•	risk associated with uncertainty, achievement and payment of the milestone events.
In determining the probability of technical and regulatory success, we utilized data regarding similar milestone events from several sources, including industry studies. We based the time needed to complete the development and approval of product candidates on the current stages of development of the product candidates, resources needed to complete the development and approval of product candidates and the inherent difficulties and uncertainties in developing a product candidate, such as obtaining FDA and other regulatory approvals. Inputs related to the time needed to complete the development and approval of product candidates are highly judgmental as they are not readily determinable because the drug development process can be unpredictable. We established a discount rate based on future cash flows that would be required by a market participant for similar instruments, based on the estimated cost of capital and the inherent risk premium associated with repayment. That discount rate, representative of the rate of return required by a market participant, was determined by us to be 9%, and was applied to the contingent payment amounts to determine their present value.
Changes to any of these estimates and assumptions could significantly impact the fair values recorded for these assets and liabilities resulting in significant charges to our Consolidated Statement of Operations. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.”
Definitive Proxy Statement filed on April 9, 2010
Compensation Discussion and Analysis
2009 Executive Officer Compensation, page 39

[*]      Certain Confidential Information Contained in this Document, marked by Brackets, has been Omitted and Filed Separately with the Commission Pursuant to 17 CFR §200.83
Changing the way cancer is treated

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Onyx
Pharmaceuticals, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2009 and Definitive Proxy
Statement filed April 9, 2010
(File No. 000-28298)
3.	We note your response to prior comment 8. In light of your competitive harm analysis, please provide additional analysis regarding the potential for competitive harm that could result from disclosure of target and achievement for the Portfolio Expansion Beyond Nexavar and Nexavar Development goals. Please specifically identify how such disclosure might limit portfolio opportunities or make negotiation of such opportunities more difficult. Further, please discuss more fully how revealing the anticipated pace of Nexavar development might lead to competitive harm. As your analysis should identify the specific goals and explain how disclosure is likely to cause competitive harm, you may want to consider requesting confidential treatment for your response pursuant to Rule 83.
Portfolio Expansion Beyond Nexavar.
Onyx omitted the details of its portfolio expansion (beyond Nexavar) target achievement levels from the 2010 Proxy, which were based [*].
4.	We note that you have described the methodology of calculating the individual bonus awards for each NEO, however, the discussion of the compensation committee’s determination of a percentage payout of 120 percent fails to provide an investor with meaningful insight into the committee’s decisions and the basis for such decisions. Please expand your proposed disclosure to include the achievement level for each of the categories of corporate goals, financial, organizational, portfolio expansion beyond Nexavar and Nexavar development, as to better explain the total payout percentage. Your discussion should clarify which goals were or were not met.
Onyx acknowledges the Staff’s comment, and respectfully makes reference to the competitive harm analysis contained in response to the Staff’s comment 3, above, and the analysis contained in the original response to prior comment 8. Onyx respectfully submits, for the reasons elaborated in these responses, that disclosure of the achievement levels (and thus the payout percentages) of the following goals marked “COMPETITIVELY HARMFUL” would cause competitive harm to Onyx:
     A. Financial goals – [*]
     B. Portfolio expansion beyond Nexavar – [*]

[*]     Certain Confidential Information Contained in this Document, marked by Brackets, has been Omitted and Filed Separately with the Commission Pursuant to 17 CFR §200.83
Changing the way cancer is treated

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Onyx
Pharmaceuticals, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2009 and Definitive Proxy
Statement filed April 9, 2010
(File No. 000-28298)
     C. Nexavar development – [*]
     D. Organizational – 15% weighting
1.	staff critical roles by predetermined schedule

2.	launch leadership development program for all employees by predetermined schedule
For the goals not marked as competitively harmful above, Onyx has undertaken, in its response to prior comment 8, to include the details of such goal, together with any minimum, target and maximum levels of achievement, the effect that achievement of such levels would have had on the determination of overall corporate performance for bonus purposes, and the actual achievement level of such goals. Onyx will also include the relative weighting of each goal. Based on the actual achievement levels, as measured against the target achievement levels, the aggregate level of achievement of corporate goals can be calculated. In its response to prior comment 8, Onyx included an example of this calculation, based on hypothetical weightings and levels of achievement.
[*]
5.	We note your belief that the individual goals are not material and your undertaking to provide a description of individual goals generally in your 2011 proxy statement. Without more information as to the number of goals for each executive officer, the nature of the goals and the general description you intend to provide in future filings, we are not in a position to determine whether this proposal is acceptable. Please tell us what the individual goals were for each named executive officer, the level of achievement of each goal, and how you intend to present this information in your 2011 proxy.
Onyx refers the Staff to Exhibit B attached hereto, which is a sample of the type of disclosure Onyx undertakes to provide for the 2011 Proxy regarding the achievement of individual goals. [*].
6.	We note your undertakings to provide additional disclosure in your 2011 proxy. Please provide proposed revised disclosure with respect to your 2010 compensation decisions to include the information you have undertaken to provide such as a description of the ranges of realized performance with respect to any corporate objective based on

[*]     Certain Confidential Information Contained in this Document, marked by Brackets, has been Omitted and Filed Separately with the Commission Pursuant to 17 CFR §200.83
Changing the way cancer is treated

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Onyx
Pharmaceuticals, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2009 and Definitive Proxy
Statement filed April 9, 2010
(File No. 000-28298)
corporate income or cash flow or organizational development goals, performance targets, the standard of achievement of these targets and the effect of such achievement on the determination of bonuses.
Onyx refers the Staff to Exhibits A and B attached hereto, which are samples of the type of disclosure Onyx undertakes to provide for the 2011 Proxy regarding the thresholds for and achievement of corporate and individual goals. [*].
     *******
     Onyx further acknowledges that:
•	Onyx is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Onyx may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at (510) 597-6392, or Michael Tenta of Cooley LLP at (650) 843-5636, with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely yours,
/s/ Matthew K. Fust
Matthew K. Fust
Executive Vice President and Chief Financial Officer

cc:	N. Anthony Coles, M.D., President and Chief Executive Officer Suzanne M. Shema, Senior Vice President, General Counsel Robert L. Jones, Esq., Cooley LLP Michael E. Tenta, Esq., Cooley LLP

[*]     Certain Confidential Information Contained in this Document, marked by Brackets, has been Omitted and Filed Separately with the Commission Pursuant to 17 CFR §200.83
Changing the way cancer is treated

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Onyx
Pharmaceuticals, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2009 and Definitive Proxy
Statement filed April 9, 2010
(File No. 000-28298)
EXHIBIT A
SAMPLE INCENTIVE PROGRAM DISCLOSURE FOR 2011 PROXY
[*]

[*]     Certain Confidential Information Contained in this Document, marked by Brackets, has been Omitted and Filed Separately with the Commission Pursuant to 17 CFR §200.83
Changing the way cancer is treated

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Onyx
Pharmaceuticals, Inc. in connection with Annual
Report on Form 10-K for the Fiscal Year Ended
December 31, 2009 and Definitive Proxy
Statement filed April 9, 2010
(File No. 000-28298)
EXHIBIT B
SAMPLE INDIVIDUAL PERFORMANCE GOAL DISCLOSURE FOR 2011 PROXY
[*]

[*]     Certain Confidential Information Contained in this Document, marked by Brackets, has been Omitted and Filed Separately with the Commission Pursuant to 17 CFR §200.83
Changing the way cancer is treated